                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  15 March 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                                                                               15th March 2010

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED AND/OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA OR THE REPUBLIC OF ITALY

ALLIED IRISH BANKS, P.L.C. (THE "BANK") ANNOUNCES EXCHANGE OFFERS

to the holders of

Allied Irish Banks, p.l.c.

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015 (ISIN: XS0208845924)
(the "2015 Euro Existing Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017 (ISIN: XS0232498393)
(the "2017 Euro Existing Notes")

(together, the "Euro Existing Notes")

to offer to exchange any and all of such Euro Existing Notes for

Euro Denominated 10.75 per cent. Subordinated Notes due 2017 (the "Euro New Notes")
to be issued by the Bank

and

to the holders of

Allied Irish Banks, p.l.c.

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015 (ISIN: XS0197993875)
(the "Dollar Existing Notes")

to offer to exchange any and all of such Dollar Existing Notes for

United States Dollar Denominated 10.75 per cent. Subordinated Notes due 2017 (the "Dollar New Notes") to be issued by the Bank

and

to the holders of

Allied Irish Banks, p.l.c.

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023 (ISIN: XS0368068937)
(the "2023 Sterling Existing Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025  (ISIN: XS0214107053)
(the "2025 Sterling Existing Notes")

£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030  (ISIN: XS0180778507)
(the "2030 Sterling Existing Notes")

(together, the "Sterling Existing Notes"

and together with the Euro Existing Notes and the Dollar Existing Notes, the "Existing Notes")

to offer to exchange any and all of such Sterling Existing Notes for Sterling Denominated 11.50 per cent. Subordinated Notes due 2022 (the "Sterling New Notes" and together with the Euro New Notes and the Dollar New Notes, the "New Notes"))

to be issued by the Bank

The Bank has today launched invitations to all holders of the Existing Notes (subject to the offer restrictions set out in the Exchange Offer Memorandum (as defined below)) to exchange any and all of their Existing Notes (the "Exchange Offers") for New Notes, all as more fully described herein and in the Exchange Offer Memorandum.

The purpose of the Exchange Offers is to optimise the capital base of the Bank.  Any decisions by the Bank as to whether it will exercise calls in respect of any Existing Notes that are not exchanged pursuant to the Exchange Offers will be taken on an economic basis. Other factors which the Bank will have regard to include prevailing market conditions and conventions, regulatory approval and decisions of the European Commission in respect of the Bank's restructuring plan.

Holders of the Euro Existing Notes, shall only be entitled to exchange the Euro Existing Notes for Euro New Notes. Holders of the Sterling Existing Notes shall only be entitled to exchange the Sterling Existing Notes for Sterling New Notes.  Holders of the Dollar Existing Notes shall only be entitled to exchange the Dollar Existing Notes for Dollar New Notes.

The Exchange Offers are being made upon the terms and subject to the conditions contained in the exchange offer memorandum dated 15 March 2010 (the "Exchange Offer Memorandum"), copies of which may be obtained free of charge from Lucid Issuer Services Limited (the "Exchange Agent").  Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Exchange Offer Memorandum.

The amount of the New Notes offered in exchange for each £1,000, €1,000 or U.S.$1,000, as the case may be, in outstanding principal amount of the Existing Notes tendered and accepted for exchange will be determined based on the relevant exchange ratio set out in the table below (the "Exchange Ratio"). An amount equal to accrued and unpaid interest on the Existing Notes up to (but excluding) the Settlement Date and a Cash Rounding Amount (if applicable) will be paid in cash on the Settlement Date all as more fully described in the Exchange Offer Memorandum.

	ISIN	Coupon to first call date	Coupon from first call date to maturity	First call date[1]	Maturity date	Aggregate amount outstanding	Exchange Ratio (%)
2015 Euro Existing Notes	XS0208845924	3 month EURIBOR + 0.30 per cent. floating rate	3 month EURIBOR + 0.80 per cent. floating rate	23 March 2010	23 March 2015	€400mn	80
2017 Euro Existing Notes	XS0232498393	3 month EURIBOR + 0.25 per cent. floating rate	3 month EURIBOR + 0.75 per cent. floating rate	24 October 2012	24 October 2017	€500mn	75
Dollar Existing Notes	XS0197993875	3 month U.S.$ LIBOR + 0.30 per cent. floating rate	3 month U.S.$ LIBOR + 0.80 per cent. floating rate	30 July 2010	30 July 2015	U.S.$400mn	80
2023 Sterling Existing Notes	XS0368068937	7.875 per cent. fixed rate	3 month Sterling LIBOR + 3.50 per cent. floating rate	5 June 2018	Interest Payment Date falling in or nearest to July 2023	£700mn	91
2025 Sterling Existing Notes	XS0214107053	5.25 per cent. fixed rate	3 month Sterling LIBOR + 1.28 per cent. floating rate	10 March 2020	10 March 2025	£500mn	74.5
2030 Sterling Existing Notes	XS0180778507	5.625 per cent. fixed rate	3 month Sterling LIBOR + 1.45 per cent. floating rate	26 November 2025	29 November 2030	£350mn	74

The Bank will announce its decision whether to accept valid offers of Existing Notes for exchange pursuant to the Exchange Offers together with the final aggregate nominal amount(s) of the Existing Notes accepted for exchange and the aggregate principal amount of the New Notes to be issued on 22 March 2010 at or around 4.00 p.m. London time.

Each Exchange Offer begins on 15 March 2010 and will expire at 5.00 p.m. London time on 19 March 2010 (such date or time with respect to an Exchange Offer, as the same may be amended, the "Expiration Deadline"), unless extended, re-opened or terminated as provided in the Exchange Offer Memorandum.  The expected Settlement Date for the Exchange Offers is 29 March 2010.

Holders wishing to offer to exchange their Existing Notes pursuant to the relevant Exchange Offer should do so in accordance with the procedures described under the heading "Procedures for Participating in the Exchange Offers" in the Exchange Offer Memorandum.  In particular, to participate in the relevant Exchange Offer, Holders must validly offer for exchange a sufficient amount of each Series of the Existing Notes (the "Minimum Offer Amount") to be eligible to receive, in respect of each such Series, a nominal amount of the relevant New Notes of at least the minimum denomination of £50,000 in the case of the Sterling New Notes, €50,000 in the case of the Euro New Notes or U.S.$100,000 in the case of the Dollar New Notes. In order to participate in, and be eligible to receive New Notes pursuant to the relevant Exchange Offer, Holders must validly offer their Existing Notes for exchange by delivering, or arranging to have delivered on their behalf, a valid Exchange Instruction that is received by the Exchange Agent by (and not validly revoked prior to) the Expiration Deadline.

Subject to applicable law and as provided in the Exchange Offer Memorandum, the Bank may, at its sole discretion, extend, re-open, amend, waive any condition of or terminate the Exchange Offers at any time.  Details of any such extension, re-opening, amendment, waiver or termination will be announced as provided in the Exchange Offer Memorandum as soon as reasonably practicable after the relevant decision is made.

Exchange Instructions submitted pursuant to the relevant Exchange Offer and received by the Exchange Agent will be irrevocable except in the limited circumstances described in the Exchange Offer Memorandum under the heading "Procedures for Participating in the Exchange Offers - Revocation of Exchange Instructions".

Holders are advised to check with the bank, securities broker or other intermediary through which they hold Existing Notes whether such intermediary would require to receive instructions to participate in the relevant Exchange Offer before the deadlines specified above. The deadlines set by each Clearing System for the submission of Exchange Instructions will also be earlier than the relevant deadlines set out above and in the Exchange Offer Memorandum.

Holders whose Existing Notes are not accepted for exchange by the Bank, or who do not participate in the relevant Exchange Offer, will continue to hold such Existing Notes subject to their terms and conditions.

Any Existing Notes that are not offered for exchange in the relevant Exchange Offer or which are not accepted for exchange by the Bank will remain outstanding.

Holders are advised to read carefully the Exchange Offer Memorandum for full details of, and information on, the procedures for participating in any Exchange Offer.

Requests for information in relation to the pricing of the Exchange Offers should be directed to the Dealer Managers:

THE DEALER MANAGERS

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

For information by telephone:  +44 (0) 20 7777 1333
Attention:  Sebastien Bamsey - Liability Management
Email:  sebastien.m.bamsey@jpmorgan.com

For information by telephone:  +44 (0) 20 7779 2468
Attention:  Richard Howard - FIG Syndicate
Email:  richard.v.howard@jpmorgan.com

 Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

For information by telephone:  +44 (0) 20 7677 5040
Attention: Liability Management
Email:  liabilitymanagementeurope@morganstanley.com

Requests for information in relation to the procedures for tendering Existing Notes in, and for any documents or materials relating to, the Exchange Offers should be directed to the Exchange Agent:
THE EXCHANGE AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP For information by telephone: +44 (0) 20 7704 0880 Attention: David Shilson / Yves Theis Email: aib@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Exchange Offer Memorandum. This announcement and the Exchange Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Exchange Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Existing Notes in an Exchange Offer.  None of the Bank, the Dealer Managers, the Exchange Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should tender Existing Notes and/or accept the New Notes in the relevant Exchange Offer.

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Nothing in this announcement or the Exchange Offer Memorandum constitutes an invitation to participate in the Exchange Offers in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an invitation under applicable securities laws.  Offers to Exchange Existing Notes pursuant to the relevant Exchange Offer will not be accepted from Holders in any jurisdiction where such invitation or offer to exchange is unlawful.

The distribution of this announcement and the Exchange Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement or the Exchange Offer Memorandum come are required by each of the Bank, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS

Neither this announcement nor the Exchange Offer Memorandum constitutes an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable, and offers of Existing Notes for exchange pursuant to the Exchange Offers will not be accepted from Holders in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer to be made by a licensed broker or dealer and either of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, that Exchange Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Bank in such jurisdiction.

The distribution of this announcement and the Exchange Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement or the Exchange Offer Memorandum comes are required by the Bank, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

United States

Each Exchange Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of this announcement and the Exchange Offer Memorandum and any other documents or materials relating to the relevant Exchange Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including without limitation, by custodians, nominees or trustees) in or into the United States or to persons located or resident in the United States or to U.S. persons and the Existing Notes cannot be Offered for Exchange by any such use, means, instruments or facilities or from within the United States or by U.S. persons. Any purported Offer to Exchange Existing Notes resulting directly or indirectly from a violation of these restrictions will be invalid, and any purported Offer to Exchange made by a U.S. person, a person located or resident in the United States or from within the United States or from any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person will be invalid and will not be accepted.

Each of this announcement and the Exchange Offer Memorandum is not an offer of securities for sale in the United States or to U.S. persons. None of the Existing Notes and the New Notes have been, or will be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of U.S. persons. The purpose of this announcement and none of this announcement and the Exchange Offer Memorandum is limited to the Exchange Offers, and none of this announcement or the Exchange Offer Memorandum may be sent or given to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each Holder of Existing Notes participating in the relevant Exchange Offer will represent that it is participating in such Exchange Offer in accordance with Regulation S under the Securities Act and that it is not participating in the relevant Exchange Offer from within the United States nor is it a U.S. person or an agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person.

Italy

The Exchange Offers are not being made, directly or indirectly, in the Republic of Italy. The Exchange Offers, this announcement and the Exchange Offer Memorandum have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Neither this announcement nor the Exchange Offer Memorandum nor any other offering material relating to the Exchange Offers, the Existing Notes or the New Notes may be distributed or made available in the Republic of Italy.

United Kingdom

The communication of this announcement and the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

Ireland

The Exchange Offers are not being made, directly or indirectly, to the public in Ireland and no offers or sales of any notes or securities under or in connection with such Exchange Offers may be effected except in conformity with the provisions of Irish law including the Irish Companies Acts 1963 to 2009, the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland, the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland and the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland.

Belgium

The Exchange Offers may not be made in Belgium by way of an offer of securities to the public, as defined in Article 3 §1 of the Belgian Law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets (the "Prospectus Law"), save in those circumstances set out in Article 3 §2 of the Prospectus Law.

The Exchange Offers are exclusively conducted under applicable private placement exemptions and therefore they have not been and will not be notified to, and this announcement, the Exchange Offer Memorandum or any other offering material relating to the Exchange Offers have not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission ("Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen").

Accordingly, the Exchange Offers may not be advertised to any individual or legal entity in Belgium other than:

(i)           qualified investors, as defined in Article 10 of the Prospectus Law;

(ii)          investors required to invest a minimum of €50,000 (per investor and per transaction);

and in any other circumstances set out in Article 3 §2 of the Prospectus Law.

Each of this announcement and the Exchange Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained herein and therein may not be used for any other purpose nor disclosed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offers. This announcement, the Exchange Offer Memorandum and any other offering material relating to the Exchange Offers have not been and shall not be distributed to the public in France. Neither this announcement nor the Exchange Offer Memorandum nor any other offering material relating to the Exchange Offers has been submitted to the clearance of theAutorité des Marchés Financiers.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  15 March 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.